UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  333-165771

ACCO Brands Corporation
and the Guarantors listed below
(Exact name of registrant as specified in its charter)

300 Tower Parkway
Lincolnshire, Illinois  60069
(847) 541-9500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

10.625% Senior Secured Notes due 2015 of ACCO Brands Corporation (the “Notes”)
Guarantee of the Notes by ACCO Brands USA LLC
Guarantee of the Notes by Day-Timers, Inc.
Guarantee of the Notes by General Binding Corporation
Guarantee of the Notes by ACCO International Holdings, Inc.
Guarantee of the Notes by GBC International, Inc.
 Guarantee of the Notes by ACCO Brands International, Inc.
Guarantee of the Notes by ACCO Europe Finance Holdings, LLC
Guarantee of the Notes by ACCO Europe International Holdings, LLC
Guarantee of the Notes by Boone International, Inc.
(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share
7 5/8% Senior Subordinated Notes due 2015
Preferred Share Purchase Rights
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  Less than 300

Pursuant to the requirements of the Securities Exchange Act of 1934, ACCO Brands Corporation and each of the subsidiary guarantors have caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

ACCO BRANDS CORPORATION

Date: February 25, 2011	By:	/s/Steven Rubin
Steven Rubin
Senior Vice President, Secretary and General Counsel

ACCO BRANDS USA LLC

ACCO BRANDS INTERNATIONAL, INC.

ACCO INTERNATIONAL HOLDINGS, INC.

ACCO EUROPE FINANCE HOLDINGS, LLC

ACCO EUROPE INTERNATIONAL HOLDINGS, LLC

BOONE INTERNATIONAL, INC.

DAY-TIMERS, INC.

GENERAL BINDING CORPORATION

GBC INTERNATIONAL, INC.

By:	/s/Steven Rubin
Steven Rubin
Vice President and Secretary